UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2022
Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In July 2022, Sanofi issued the financial statements and half year management report attached hereto as Exhibit 99.1 and 99.2 which are incorporated herein by reference.

2022 HALF-YEAR FINANCIAL REPORT

Table of Contents

1.	CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	2
	CONSOLIDATED BALANCE SHEETS – ASSETS	2
	CONSOLIDATED BALANCE SHEETS — SHAREHOLDERS’ EQUITY AND LIABILITIES	3
	CONSOLIDATED INCOME STATEMENTS	4
	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
	CONSOLIDATED STATEMENTS OF CASH FLOWS	9
	NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2022	11
	INTRODUCTION	11
	A/ Basis of preparation of the half-year financial statements and accounting policies	11
	B/ Significant information for the first half of 2022	15
	C/ Events subsequent to June 30, 2022	39
2	HALF-YEAR MANAGEMENT REPORT	40
	A/ Significant events of the first half of 2022	40
	B/ Progress on implementation of the Corporate Social Responsibility strategy	44
	C/ Events subsequent to June 30, 2022	48
	D/ Consolidated financial statements for the first half of 2022	49
	E/ Risk factors and related party transactions	66
	F/ Outlook	67
	G/ Appendix – Research and Development Pipeline	69
3	STATUTORY AUDITORS’ REPORT	72
4	RESPONSIBILITY STATEMENT OF THE CERTIFYING OFFICER – HALF-YEAR FINANCIAL REPORT	73

Exhibit List

Exhibit No.		Description

Exhibit 99.1	Condensed half-year consolidated financial statements for 2022
Exhibit 99.2	2022 Half-year management report, Statutory Auditors’ Report and Responsibility Statement

Exhibit Index

Exhibit No.		Description

Exhibit 99.1	Condensed half-year consolidated financial statements for 2022
Exhibit 99.2	2022 Half-year management report, Statutory Auditors’ Report and Responsibility Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2022		SANOFI

	By:	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets